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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549
                             ----------------------

                                   FORM 12B-25
                                                 Commission File Number 0-15313

                           NOTIFICATION OF LATE FILING

(Check One):  |X| Form 10-K    |_| Form 20-F    |_|  Form 11-K     |_| Form 10-Q
              |_| Form 10-D    |_| Form N-SAR   |_|  Form N-CSR

         For Period Ended: December 31, 2004

|_|   Transition Report on Form 10-K      |_|    Transition Report on Form 10-Q
|_|   Transition Report on Form 20-F      |_|    Transition Report on Form N-SAR
|_|   Transition Report on Form 11-K

                 For the Transition Period Ended: ______________

         Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

         If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

                                     PART I
                             REGISTRANT INFORMATION

Full name of registrant:  Savient Pharmaceuticals, Inc.
Former name if applicable:  Not applicable.
Address of principal executive office (Street and number):
One Tower Center, 14th Floor
City, state and zip code: East Brunswick, New Jersey  08816

                                     PART II
                             RULE 12B-25 (B) AND (C)

         If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

           (a)   The reasons described in reasonable detail in Part III of this
|X| form could not be eliminated without unreasonable effort or expense;

           (b)   The subject annual report, semi-annual report, transition
|X| report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

           (c)   The accountant's statement or other exhibit required by Rule
|X|              12b-25(c) has been attached if applicable.



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                                    PART III
                                    NARRATIVE

         State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

         The Registrant has been unable to complete prior to March 16, 2005 all of the information requested by the Registrant's independent auditors in connection with their audit of the Registrant's financial statements for the fiscal year ended December 31, 2004, to be included in the Registrant's Form 10-K for the fiscal year ended December 31, 2004. As a result, the Registrant's independent auditors were unable to complete by March 16, 2005 their audit and report on the financial statements for the fiscal year ended December 31, 2004. This delay results principally from the significant demands on the Registrant's management in recent months, including those resulting from:

         o the Registrant's restatement in February 2005 of its unaudited financial statements for the quarterly periods ended March 31, 2004, June 30, 2004 and September 30, 2004;

         o preparation for the Registrant's evaluation of the effectiveness of its internal controls over financial reporting as of December 31, 2004, as required by Section 404 of the Sarbanes-Oxley Act of 2002, including addressing the material weaknesses described below; and

         o the Registrant's efforts to divest its global biologics manufacturing business (which includes its operations in Israel), including advanced discussions with a potential purchaser.

         In connection with the Registrant's review of the effectiveness of its internal controls over financial reporting as of December 31, 2004, the Registrant identified several material weaknesses in its internal control over financial reporting, and related defects in its disclosure controls and procedures. The material weaknesses relate primarily to the Registrant's financial reporting process, internal communications and lack of expertise in areas including revenue recognition, accounting for taxes and other matters. Consequently, the Registrant's management will be unable to conclude that the Registrant's internal controls over financial reporting and disclosure controls and procedures were effective as of December 31, 2004. An assessment of the Registrant's internal controls and disclosure controls and procedures will be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2004.

          Due to the reasons described above, the Registrant could not have timely filed its Form 10-K for the fiscal year ended December 31, 2004 without unreasonable effort or expense. This Form 10-K will be filed no later than the fifteenth calendar day following the prescribed due date.

         This Form 12b-25 Notification of Late Filing contains forward-looking statements within the meaning of Section 21E of the Securities Exchange Act of 1934. All statements, other than statements of historical facts, included in this report regarding the Registrant's strategy, expected future financial position, results of operations, cash flows, financing plans, discovery and development of products, strategic alliances, competitive position, plans and objectives of management are forward-looking statements. Words such as "anticipate," "believe," "estimate," "expect," "intend," "plan," "will" and other similar expressions help identify forward-looking statements, although not all forward-looking statements contain these identifying words. In particular, the statements regarding completion of the audit of the Registrant's financial statements for the year ended December 31, 2004 and the divestiture of the Registrant's global biologics manufacturing business are forward-looking statements. These forward-looking statements involve substantial risks and uncertainties and are based on current expectations, assumptions, estimates and projections about the Registrant's business and the biopharmaceutical and specialty pharmaceutical industries in which the Registrant operates. Such risks and uncertainties include, but are not limited to, our ability to complete the audit of our financial statements for the year ended December 31, 2004; our ability to complete the divestiture of our global biologics manufacturing business for an attractive price or at all; delay or failure in developing Prosaptide, Puricase and other product candidates; difficulties of expanding the Registrant's product portfolio through in-licensing; disruption of management and costs associated with the divestiture of the Registrant's operations in Israel; introduction of generic competition for Oxandrin; fluctuations in buying patterns of wholesalers; potential future returns of Oxandrin or other products; our continuing to incur substantial net losses for the foreseeable future; difficulties in obtaining financing; potential development of alternative technologies or more effective products by competitors; reliance on third-parties to manufacture, market and distribute many of the Registrant's products; economic, political and other risks associated with foreign operations; risks of maintaining protection for the Registrant's intellectual property; risks of an adverse determination in on-going or future intellectual property litigation; and risks associated with stringent government regulation of the biopharmaceutical and specialty pharmaceutical industries. The Registrant may not actually achieve the plans, intentions or expectations disclosed in its forward-looking statements, and you should not place undue reliance on the Registrant's forward-looking statements. Actual results or events could differ materially from the plans, intentions and expectations disclosed in the forward-looking statements that the Registrant makes. The Registrant's forward-looking statements do not reflect the potential impact of any future acquisitions, mergers, dispositions, joint ventures or investments that the Registrant may make. The Registrant does not assume any obligation to update any forward-looking statements.


                                     PART IV
                                OTHER INFORMATION

         (1) Name and telephone number of person to contact in regard to this notification: Philip K. Yachmetz, (732) 565-4705.

         (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s).

                                                          |X|  Yes      |_|  No

         (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                                                          |X|  Yes      |_|  No


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         If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

         On March 16, 2005, the Registrant announced its unaudited financial results for the fiscal year ended December 31, 2004. In that announcement, the Registrant stated that its net loss for the fiscal year ended December 31, 2004 was $32,094,000, compared to net income of $13,922,000 for the fiscal year ended December 31, 2003. The Registrant's losses in 2004 resulted principally from returns of expiring Oxandrin product and a provision for future Oxandrin returns that the Registrant recorded during 2004, and the FDA's allowance of the reintroduction of a generic version of Delatestryl in March 2004. The Registrant expects to continue to incur substantial losses for the foreseeable future.

         The unaudited financial information announced on March 16, 2005 remain subject to completion of the audit by Grant Thornton LLP, as described above. However, the Registrant believes that its final audited financial statements included in its Form 10-K for the fiscal year ended December 31, 2004 will be consistent with the Registrant's March 16, 2005 announcement.



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                          Savient Pharmaceuticals, Inc.
                         -------------------------------
                  (Name of Registrant as Specified in Charter)

         has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.



Date:  March 16, 2005             By:    /s/ Philip K. Yachmetz
                                         -----------------------------------
                                  Name:  Philip K. Yachmetz
                                  Title: Senior Vice President of Corporate
                                         Strategy & General Counsel





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                                    Exhibit A




Savient Pharmaceuticals, Inc.                                   March 16, 2005
East Brunswick, New Jersey

Gentlemen:

We have been provided with a copy of the Form 12b-25 to be filed by Savient Pharmaceuticals, Inc. ("Savient") on or about March 17, 2005. We have read Savient's statements contained in Part III therein and we agree with the statements made regarding our firm, Grant Thornton LLP.

                                                     Very truly yours,

                                                     /s/ Grant Thornton LLP


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